UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April, 2007.

Commission File Number 0-29208

Bassett Ventures Inc. (formerly AssistGlobal Technologies Corp.)

(Translation of registrant's name into English)

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes______    No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes______    No      X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes      X         No  ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   0-29208

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Bassett Ventures Inc.
(Registrant)

Date	April 30, 2007	By:	/s/ ”Curt Huber”
Curt Huber, Director

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of the Meeting and Record for April 12, 2007

99.2	News Release for April 19, 2007

99.3	Management Discussion and Analysis for the Year Ended December 31, 2006

99.4	Form 52-109F1 - Certification of Annual Filings - CEO

99.5	Form 52-109F1 - Certification of Annual Filings - CFO

99.6	Audited Annual Financial Statements for the Year Ended December 31, 2006